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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                               MYPOINTS.COM, INC.
                           (Name of Subject Company)

                               MYPOINTS.COM, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           RIGHTS TO PURCHASE SERIES A PARTICIPATING PREFERRED STOCK
                         (Title of Class of Securities)

                               ----------------

                                   62855T102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                  JOHN FULLMER
                            Chief Executive Officer
                               MYPOINTS.COM, INC.
                             100 California Street
                            San Francisco, CA 94111
                                 (415) 676-3700

                (Name, Address and Telephone Number(s) of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                               ----------------

                                With Copies To:
                                  ZANE M. COHN
                           ZANE M. COHN & Associates
                           150 North Michigan Avenue
                                   Suite 3300
                            Chicago, Illinois 60601
                                 (312) 236-4100

  [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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                                 INTRODUCTION

  This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by UNV Acquisition Corp., a Delaware corporation (the "Purchaser"), and wholly owned subsidiary of United NewVentures, Inc., a Delaware corporation ("UNV"), to purchase all of the outstanding shares of Common Stock (as defined below) of MyPoints.com, Inc., a Delaware corporation (the "Company").

Item 1. Subject Company Information.

  The name of the subject company to which this Section 14D-9 relates is MyPoints.com, Inc. Its principal executive offices are located at 100 California, San Francisco, CA 94111 and its business telephone number is (415) 676-3700. The title and class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share of the Company, together with the associated preferred stock purchase rights issued pursuant to the Preferred Stock Rights Agreement, dated as of December 13, 2000, between the Company and Wells Fargo Shareholder Services, as rights agent (the "Common Stock"). As of May 31, 2001, there were 40,757,079 shares of Common Stock outstanding.

Item 2. Identity and Background of Filing Person.

(A) Name and Address.

  The filing person is the subject company. The name, business address and business telephone number of the Company, are set forth in Item 1 above.

(B) Tender Offer.

  This Schedule 14D-9 relates to the tender offer made by Purchaser, disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and UNV, dated as of the date of this filing (as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase for cash all the outstanding shares of Common Stock at a price (the "Offer Price") of $2.60 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of the date of this filing (as the same may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto and are incorporated by reference to the Schedule TO.

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 1, 2001, among the Company, UNV and the Purchaser (the "Merger Agreement"). The Offer is subject to the conditions set forth in the Merger Agreement, including the condition that the number of shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer shall not be less than a majority of the total outstanding voting securities of the Company on a fully diluted basis after giving effect to the exercise, conversion or termination of all options, warrants, rights and securities exercisable or convertible into such voting securities (the "Minimum Tender Condition").

  Pursuant to the Merger Agreement, following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, the Purchaser will merge with and into the Company (the "Merger") and the Company will continue as the surviving corporation and a wholly owned subsidiary of UNV. The company surviving the Merger is referred to as the "Surviving Corporation." Upon effectiveness of the Merger, each share of Common Stock (other than shares of Common Stock purchased in the Offer or otherwise owned by UNV, the Purchaser or any other wholly owned subsidiary of UNV or by the Company or any of its subsidiaries and dissenting shares of Common Stock) issued and outstanding at the Effective Time (as defined in the Merger Agreement) will be converted into the right to receive $2.60 per share in cash or such higher price per share as may be paid in the Offer (the "Merger Consideration") upon surrender of the certificate formerly representing such share of Common Stock. The material provisions of the Merger Agreement, a copy of which is filed as

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Exhibit (e)(1) hereto and is incorporated herein by reference, are summarized in Section 11 of the Offer to Purchase, incorporated by reference to the Schedule TO.

  UNV has also entered into Stock Option and Tender Agreements, each dated June 1, 2001 (each, a "Tender Agreement" and collectively, the "Tender Agreements"), with certain stockholders (or their authorized agents) of the Company with respect to an aggregate of 7,999,488 shares of Common Stock beneficially owned by such parties, or approximately 19.6% of the issued and outstanding shares of Common Stock. The terms of each Tender Agreement, copies of which are filed as Exhibits (e)(4) through (e)(9) hereto and are incorporated herein by reference, are summarized below under Item 3 of this
Schedule 14D-9.

  According to the Schedule TO, the address of the principal executive offices of the Purchaser and UNV is 1200 East Algonquin Road, Elk Grove Township, IL 60007.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

  The information regarding the executive officers and directors of the Company contained in the information statement which is attached hereto as Annex A (the "Information Statement"), is incorporated herein by reference. Except as described herein, to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and
(1) its executive officers, directors or affiliates or (2) UNV or the Purchaser or any of their respective executive officers, directors or affiliates.

  A summary of the material provisions of the Merger Agreement is included in
Section 11 of the Offer to Purchase, which is incorporated herein by reference. The summary of the Merger Agreement in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement.

  UNV has entered into Tender Agreements with the following stockholders (or their authorized agents) of the Company: Crystal Asset Management, LLC, Noah Doyle, Primedia Inc., Experian Capital Corporation, Steve Markowitz and Nat Goldhaber (collectively the "Principal Stockholders"), with respect to an aggregate of 7,999,488 shares of Common Stock beneficially owned by such parties, or approximately 19.6% of the issued and outstanding shares of Common Stock.

  The Tender Agreements require each of the Principal Stockholders to tender their respective shares of Common Stock to UNV as soon as practicable after commencement of the Offer. In addition, the Principal Stockholders have granted UNV the option to purchase all of their respective shares of Common Stock for $2.60 per share in cash (or such higher price per share in cash as UNV or any of its subsidiaries may offer to pay for such shares in the Offer (the "Option Price")), beginning on the date that the Merger Agreement is terminated after an Applicable Termination (as defined in the Tender Agreements), and ending on the date that is ten business days following such Applicable Termination. If UNV exercises the Option, but does not acquire a number of shares of Common Stock representing at least the Minimum Tender Condition within twelve months after such exercise, and within such twelve-month period UNV sells the shares of Common Stock acquired upon exercise of the Option pursuant to a merger, liquidation, reorganization or business combination involving the Company, then upon consummation of such disposition, UNV will pay to the Principal Stockholders in cash the amount, if any, by which the consideration per share received by UNV in the disposition exceeds the Option Price, multiplied by the number of shares of Common Stock sold in the disposition.

  The Principal Stockholders have also agreed to vote all of their respective shares of Common Stock in favor of approval of the Merger Agreement and the Merger and against any alternative acquisition. In addition, the Principal Stockholders have granted UNV an irrevocable proxy to vote all of their respective shares of Common Stock in favor of approval of the Merger Agreement and the Merger and against any alternative acquisition.

  The description of the Tender Agreements is qualified in its entirety by reference to the complete text of such Tender Agreements, which have been filed as Exhibits (e)(4) through (e)(9) hereto and incorporated by reference herein.

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  Certain contracts, arrangements or understandings between the Company or its affiliates and certain of the Company's directors, executive officers and affiliates are described in the Information Statement. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after accepting for payment shares of Common Stock pursuant to the Offer) to designate persons to the Board of Directors of the Company (the "Board") other than at a meeting of the stockholders of the Company.

  Pursuant to the Merger Agreement, the Board of Directors of the Company agreed to amend the Company's 1999 Stock Plan (as amended and restated effective as of May 18, 2000 and further amended on April 26, 2001 and May 23, 2001 (the "1999 Plan")). As more fully set forth in the Information Statement, upon a Change of Control (as defined in the 1999 Plan), those shares subject to options granted pursuant to the 1999 Plan which otherwise would vest within 18 months (or, in some cases, 12 months) after the Change of Control instead automatically vest immediately prior to the Effective Time of the Merger.

  Under the Merger Agreement, all of those shares subject to options under the Company's option plans which have vested, or will vest (by acceleration or otherwise), prior to Effective Time will be cancelled in exchange for cash payable by Purchaser equal to the difference, if any, between $2.60 per share (less any taxes which are required to be withheld) and the option exercise price. As more fully described in the Information Statement:

  -- Pursuant to action of the Board of Directors of the Company effective in January, 2001, the exercise price of certain options under the Company's option plans was repriced to $1.00 per share;

  -- Certain options held by Steve Markowitz were repriced to $1.00 per share in connection with his severance arrangements concluded on February 14, 2001; and

  -- The options granted John Fullmer under his employment arrangement entered into in February, 2001 had an exercise price of $1.25 per share.

The Board of Directors of the Company has agreed to take such actions as are necessary to cancel all options that are not vested as of the Effective Time.

  As of June 1, 2001, options to acquire an aggregate of 9,022,331 shares of Common Stock were granted under the Company's stock option plans, and the directors and executive officers of the Company held options to acquire an aggregate of 4,712,679 vested and unvested shares of Common Stock at exercise prices below $2.60 and an aggregate of 224,500 vested and unvested shares of Common Stock at exercise prices above $2.60 per share.

  John Fullmer, Layton Han and John Steuart, the Company's Chairman of the Board and Chief Executive Officer, President, and Chief Financial Officer, respectively, entered into Employment Agreements with the Company for their services from June 1, 2001 until January 31, 2002. Under those agreements, Messrs. Fullmer, Han and Steuart are paid annual base salaries of $350,000, $230,000 and $180,000, respectively. Messrs. Fullmer, Han and Steuart have the opportunity to earn a short-term performance bonus, with a target of 40%, 25% and 25% of their respective base salaries and a maximum payment of 80%, 50% and 50% of their respective base salaries. In addition, under certain circumstances, each will be entitled to a retention bonus, payable on January 31, 2002, equal to 60%, 40% and 40% of their respective base salaries. The Company has agreed to pay certain of John Fullmer's travel, temporary living and, if any, relocation expenses. The Employment Agreements for Messrs. Fullmer, Han and Steuart are filed as Exhibits (e)(10), (e)(11) and (e)(12) and incorporated by reference herein. These Employment Agreements are not conditioned upon the closing of the Offer or the Merger.

  Pursuant to the Merger Agreement, UNV and the Purchaser have agreed that all rights to indemnification existing in favor of the present or former directors, officers and employees of the Company or any of its subsidiaries as provided in their respective certificates of incorporation or by-laws, and in any indemnification agreement between the Company and any such director, officer or employee as in effect on the date of the Merger Agreement with respect to matters occurring prior to the Effective Time (as defined in the Merger Agreement), shall survive the Merger and continue in full force and effect for a period of not less than six years from the Effective Time. In addition, UNV has agreed to cause to be maintained for a period of not less than six years

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after the Effective Time, the Company's existing directors and officers insurance policy to the extent that it provides coverage for events occurring prior to the Effective Time for all persons who are directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefore would not be in excess of 200% of the last annual premium paid by the Company prior to the date of the Merger Agreement.

  The indemnification and directors' and officers' insurance covenants described above will survive the consummation of the Merger and are intended to benefit, and will be enforceable by, any person or entity entitled to be indemnified thereunder (whether or not they are parties to the Merger Agreement).

  The Company entered into a Redemption Agreement with United Air Lines, Inc. ("United"), a wholly owned subsidiary of UAL Corporation, pursuant to which, subject to specific exceptions for the Company's existing business, the Company granted United the exclusive right to provide air travel certificates to the Company during the term of the Redemption Agreement. The Redemption Agreement has a two year term and can only be terminated by United upon 90 days prior written notice to the Company. The Company cannot terminate the Redemption Agreement.

Item 4. The Solicitation or Recommendation.

(A) Recommendation.

  At a meeting held on May 31, 2001, Company's Board, by unanimous vote of those directors present, (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and the holders of shares of Common Stock, (iii) recommended that holders of shares of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer and (iv) recommended that holders of shares of Common Stock approve and adopt the Merger Agreement.

  Copies of the Company's letter to the Company's Stockholders communicating the Board's recommendation and the joint press release announcing the Merger Agreement and the transactions contemplated thereby is filed as Exhibits
(a)(1)(iii) and (a)(2)(ii) hereto and are incorporated by reference herein.

(B)(I) Background of the Offer.

  In late February 2001, management of the Company was contacted by representatives of UNV regarding the possibility of acquiring the Company. The fact that management had been approached was reported to the Board of Directors of the Company at the March 2, 2001 Board meeting. The Company's legal counsel made a presentation regarding the directors' fiduciary duties and management was authorized to continue preliminary discussions with UNV.

  Discussions proceeded between UNV and the Company through mid-March 2001. Management updated the Board of Directors of the Company on March 14, 2001. Management was authorized to continue with discussions.

  In later March 2001, while discussions continued, UNV requested that it be allowed to begin a preliminary due diligence review of the Company to determine if UNV wanted to proceed to negotiation of a definitive agreement with the Company. The Board of Directors authorized the due diligence review by UNV and a Non-Disclosure Agreement, dated April 4, 2001, between the Company and UNV was executed. That Non-Disclosure Agreement is filed as Exhibit (e)(3) and is incorporated by reference herein.

  UNV began its preliminary due diligence review in early April of 2001. After the preliminary due diligence review, the parties entered into a non-binding letter of intent on April 30, 2001. Pursuant to the letter of intent, the Company agreed that, for a period of 30 days from the date of the letter of intent, it would not directly or indirectly solicit or accept offers for the purchase of the Company.


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  During the early and middle part of May 2001, UNV completed its due diligence review and entered into negotiations with the Company of a definitive Agreement and Plan of Merger and a Redemption Agreement. The Company also retained Robertson Stephens, Inc. ("Robertson Stephens") to opine as to the fairness of the Offer Price and the Merger Consideration. Negotiations of the Agreement and Plan of Merger and the Redemption Agreement continued through May 30, 2001 at which time the Board of Directors received an opinion (as updated as of May 31, 2001, the "Fairness Opinion") from Robertson Stephens, that, subject to and based upon the matters described in the Fairness Opinion, the $2.60 per share in cash to be received in the Offer and the Merger was fair from a financial point of view to the Company's stockholders. The Fairness Opinion is included as Annex B and is incorporated by reference herein. The Company urges its stockholders to read the Fairness Opinion carefully and in its entirety.

  Based upon the Fairness Opinion which was updated and issued effective on May 31, 2001 and acceptable negotiations to date, the Board approved the Agreement and Plan of Merger, Tender Agreements, and the Redemption Agreement on May 31, 2001. The Agreement and Plan of Merger and the Redemption Agreement were executed on June 1, 2001. On June 1, 2001 the Tender Agreements were signed by the respective stockholders. The Tender Agreements are filed as Exhibits (e)(4) through (e)(9) hereto and are incorporated by reference herein. On June 1, 2001, the employment agreements with Messrs. Fullmer, Han and Steuart were signed by the Company and the respective employees. The employment agreements are filed as Exhibits (e)(10) through (e)(12) hereto and are incorporated by reference herein.

  The execution of the Agreement and Plan of Merger was announced by a joint press release on Monday, June 4, 2001 before the opening of the market.

  On June 13, 2001, UNV and Purchaser commenced the Offer.

(B)(II) Reasons.

  In making the determinations and recommendations set forth in Item 4 (A) above, the Board considered a number of factors, including, without limitation, the following:

  -- The premium of the price per share for the Offer and the Merger and the average sale prices of the shares of the Common Stock on the Nasdaq National Market;

  -- The presentations of Robertson Stephens and the Fairness Opinion to the effect that, as of May 31, 2001, and subject to and based upon the matters described in such opinion, the $2.60 cash per share of the Common Stock to be received by the holders thereof under the Offer and the Merger is fair from a financial point of view to the Company's stockholders;

  -- The prospects and anticipated competitive position of the Company if it were to maintain its current ownership structure, including the risks of continuing to pursue its current strategy in an industry marked by increasing competition and consolidation;

  -- The possibility that the price or value of the Common Stock may increase or decrease in the future;

  -- Information with regard to the Company's prospects, financial condition, results of operation and business and current economic and market conditions;

  -- The terms of the Merger Agreement, including restrictions on the Company's ability to consider and negotiate other proposals and exceptions to those restrictions, the possible effects of provisions in the Merger Agreement relating to termination fees and the conditions to the Offer including the regulatory approvals required to consummate the Offer and the Merger;

  -- The terms of the Redemption Agreement, including restrictions on the Company's ability to enter into any other similar arrangement with another airline company or any other company that offers air travel tickets, certificates or air miles;

  -- The possibility that the Merger may not be completed and the effect of public announcement of the Offer and the Merger on the Company's sales and operating results, and its ability to retain and attract key technical, marketing and management personnel;


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  -- The possibility that, although the Offer provides the Company's stockholders the opportunity to realize a premium over the price at which the Common Stock traded prior to public announcement of the Offer and the Merger, the price or value of the Common Stock might have increased in the future;

  -- The terms of the Tender Agreements required to be signed by certain stockholders;

  -- The tax treatment of Company stockholders in the Offer and Merger;

  -- The arrangements and agreements with the respect to the Company's directors, officers and employees;

  -- Advice from the Company's outside counsel; and

  -- Alternatives to the Offer and the Merger, including remaining an independent company.

  The foregoing discussion of factors considered by the Board is not meant to be exhaustive, but includes material factors considered by the Board in approving the Merger Agreement and the transactions contemplated thereby and in recommending that stockholders of the Company tender their shares of Common Stock pursuant to the Offer. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.

(C) Intent To Tender.

  To the Company's knowledge after reasonable inquiry, the Company's executive officers, directors and affiliates intend to tender all Common Stock held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. The foregoing does not include Common Stock over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. Approximately 19.6% of the shares of Common Stock outstanding are subject to Tender Agreements under which they have agreed to tender their shares of Common Stock in the Offer. The terms of the Tender Agreements, copies of which are filed as Exhibits (e)(4) through
(e)(9) hereto and are incorporated herein by reference, are summarized above under Item 3 of this Schedule 14D-9.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

  The Company has retained Robertson Stephens to opine as to the fairness of the Offer Price and the Merger Consideration. Pursuant to the terms of Robertson Stephens engagement, the Company has agreed to pay Robertson Stephens, upon consummation of the Offer and the Merger, an aggregate fee that is currently estimated to be approximately $350,000. The Company also has agreed to reimburse Robertson Stephens for reasonable travel and other out-of-pocket expenses, including reasonable fees and expenses of its legal counsel. Robertson Stephens has in the past provided services to the Company unrelated to the Offer and the Merger, for which services Robertson Stephens has received customary compensation. In the ordinary course of business, Robertson Stephens and its affiliates may actively trade or hold the securities of the Company and affiliates of UNV for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

  Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

Item 6. Interest in Securities of the Subject Company.

  During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in shares of Common Stock, except that Steve Markowitz transferred 696,012 shares to the Steven M. Markowitz 2001 Irrevocable Trust. Mr. Markowitz informed the Company that such transfer was being effected for estate planning purposes.


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Item 7. Purposes of the Transaction and Plans or Proposals.

  Other than as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to:

  --a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries, or any other person;

  --any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

  --any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

  --any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

  Except as described in this Schedule 14D-9, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

(A) State Anti-Takeover Statutes.

  Section 203 of the Delaware General Corporation Law (the "DGCL"), in general, prohibits a Delaware corporation, such as the Company, from engaging in a "Business Combination" (defined to include a variety of transactions, including mergers) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of the outstanding voting stock of the subject corporation) for a period of three years following the date that such person became an Interested Stockholder unless, prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder. The provisions of Section 203 of the DGCL are not applicable to any of the transactions contemplated by the Merger Agreement because the Merger Agreement and the transactions contemplated thereby were approved by the Board prior to the execution thereof.

  A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. The Company does not believe that the anti-takeover laws and regulations of any state other than the State of Delaware will by their terms apply to the Offer, and, except as set forth above with respect to Section 203 of the DGCL, the Company has not attempted to comply with any state anti-takeover statute or regulation. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Schedule 14D-9 or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any shares tendered pursuant to the Offer.

(B) Certain Provisions of the Delaware General Corporation Law.

  Under the "DGCL", if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding shares of Common Stock, a vote of the Company's stockholders is required under the DGCL and a longer period of time will be required to effect the Merger.

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  No appraisal rights are available in connection with the Offer. Stockholders may have appraisal rights in connection with the Merger if they comply with applicable Delaware state law and do not vote their shares in favor of the Merger or, if no such vote is required, if they comply with the requirements of Delaware state law regarding the perfection of available appraisal rights. See Section 17 of the Offer to Purchase.

(C) Regulatory Approvals.

  For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, see Section 16 of the Offer to Purchase which is incorporated herein by reference.

(D) Information Provided Pursuant to Rule 14F-1 Under the Exchange Act.

  The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished to the Company's stockholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's stockholders, and such information is incorporated herein by reference.

(E) Other Material Information.

  The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

Item 9. Exhibits.

 * (a)(1)(i)  Offer to Purchase dated June 13, 2001.

 * (a)(1)(ii) Letter of Transmittal.

 (a)(1)(iii)  Letter to Stockholders of the Company, dated June 13, 2001.

 (a)(2)(i) Opinion of Robertson Stephens, Inc. dated May 31, 2001 (included as Annex B to this Schedule 14D-9).

 (a)(2)(ii)   Joint Press Release issued by the Company and UNV on June 4, 2001
              (filed as an exhibit to the Company's Schedule 14D-9 on June 4, 2001, and incorporated herein by reference).

 (e)(1)       Agreement and Plan of Merger, dated as of June 1, 2001, among
              UNV, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

 (e)(2)       Redemption Agreement, dated June 1, 2001, by and between United
              Air Lines, Inc. and the Company (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

 (e)(3) Non-Disclosure Agreement, dated April 4, 2001, by and between UNV and the Company (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

 (e)(4) Stock Option and Tender Agreement, dated June 1, 2001, by and between UNV and Crystal Asset Management, LLC (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

 (e)(5) Stock Option and Tender Agreement, dated June 1, 2001, by and between UNV and Noah Doyle (incorporated by reference to Exhibit
              (d)(4) to the Schedule TO).

 (e)(6) Stock Option and Tender Agreement, dated June 1, 2001, by and between UNV and Primedia Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

 (e)(7) Stock Option and Tender Agreement, dated June 1, 2001, by and between UNV and Experian Capital Corporation (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

 (e)(8) Stock Option and Tender Agreement, dated June 1, 2001, by and between UNV and Steve Markowitz (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

 (e)(9) Stock Option and Tender Agreement, dated June 1, 2001, by and between UNV and Nat Goldhaber (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

 (e)(10) Employment Agreement dated June 1, 2001, between the Company and John
         Fullmer.

 (e)(11) Employment Agreement dated June 1, 2001, between the Company and
         Layton Han.

 (e)(12) Employment Agreement dated June 1, 2001, between the Company and John
         Steuart.

 (e)(13) Information Statement of Company, dated June 13, 2001 (included as
         Annex A to this Schedule 14D-9).

 ANNEX A Information Statement.

 ANNEX B Opinion of Robertson Stephens, Inc.

--------
* Filed as the same numbered exhibit to the Purchaser's Tender Offer Statement on Schedule TO dated June 13, 2001, and incorporated herein by reference.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MyPoints.com, Inc.

                                                    /s/ John Fullmer
                                          By: _________________________________
                                                        John Fullmer
                                                 Chairman of the Board and
                                                  Chief Executive Officer

June 13, 2001

Annex A

                              MYPOINTS.COM, INC.
                      100 CALIFORNIA STREET, 12(TH) FLOOR
                        SAN FRANCISCO, CALIFORNIA 94111

                               ----------------

                Information Statement Pursuant to Section 14(f)
              of the Securities Exchange Act of 1934, as amended,
                           and Rule 14f-1 thereunder

  No vote or other action of the Company's Stockholders is required in connection with this Information Statement. No proxies are being solicited and you are requested not to send a proxy to the Company.

  This Information Statement is being mailed on June 13, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of MyPoints.com, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the possible appointment of persons designated, directly or indirectly, by United NewVentures, Inc., a Delaware corporation ("UNV"), to seats on the Company's Board of Directors (the "Board").

  On June 1, 2001, the Company, UNV and UNV Acquisition Corp., a Delaware corporation and wholly owned subsidiary of UNV (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Purchaser will commence a tender offer (the "Offer") to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company together with the associated preferred stock purchase rights issued pursuant to the Preferred Stock Rights Agreement, dated as of December 13, 2000, between the Company and Wells Fargo Shareholder Services, as rights agent (the "Common Stock") at a price per share of $2.60, net to the seller in cash without interest. Following completion of the Offer and subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger") and the Company will become a wholly owned subsidiary of UNV. Pursuant to the Merger Agreement, Purchaser commenced the Offer on June 13, 2001. The Offer is scheduled to expire at 12:00 midnight, New York City time, on July 11, 2001, unless the Offer is extended in accordance with the terms of the Merger Agreement. Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

  This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act. This Information Statement supplements information in the Schedule 14D-9. Information herein relating to UNV, Purchaser or the UNV Designees (as defined below) has been provided by UNV and Purchaser. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information contained in this Information Statement at this time.

  The Common Stock is the only class of voting securities of the Company outstanding. Each share of Common Stock entitles the holder thereof to one vote. As of May 31, 2001, there were 40,757,079 shares of Common Stock outstanding.

Designees to the Board of Directors of Company

  Pursuant to the Merger Agreement, promptly after the acceptance for payment of the shares of Common Stock to be purchased in the Offer, Purchaser will be entitled to designate such number of directors on the Board and on each committee of the Board and on each board of directors of each Subsidiary of the Company (the "UNV Designees"), rounded up to the next whole number, equal to the product of (i) the total number of directors on the Board (giving effect to the directors appointed or elected pursuant to this sentence) and
(ii) the percentage that such number of shares of Common Stock so purchased bears to the number of shares of Common Stock then outstanding. The Company shall take all actions necessary to cause the persons so designated by UNV to be directors on the Board (or a committee of the Board or the board of directors of a subsidiary) to be so appointed or elected (whether, at the request of UNV, by means of increasing the size of the Board (or such committee or such subsidiary's board of directors) or seeking the resignation of directors.

  After the UNV Designees have been elected or appointed to the Board and before the effective time of the Merger (the "Effective Time"), any amendment or termination of the Merger Agreement or waiver of the Company's rights thereunder will require the concurrence of a majority of the directors then in office who were directors of the Company as of the date of the Merger Agreement.

  It is currently anticipated that Purchaser will designate such officers of UNV listed on Appendix 1 to this Information Statement as Purchaser may determine to serve as the directors of the Company following completion of the Offer. Purchaser expects that this representation would permit Purchaser to exert substantial influence over the Company's conduct of its business and operations.

  Purchaser and UNV have informed the Company that each of the officers of UAL Corporation and UNV listed on Appendix 1 has consented to serve as a director, if so designated. If necessary, Purchaser may select additional or other UNV Designees, subject to the requirements of Rule 14f-1. None of the potential UNV Designees listed on Appendix 1 (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company, or (iii) to the Company's knowledge, beneficially owns any securities (or other rights to acquire any securities) of the Company. UNV has advised the Company that, to UNV's knowledge, none of the potential UNV Designees listed on Appendix 1 has been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may have been disclosed in this Information Statement or in the Schedule 14D-9.

Current Directors

  Pursuant to the Company's Restated Certificate of Incorporation and the Company's Bylaws, the Board of Directors is to consist of eight members. The entire board is divided into three classes serving staggered terms of three years. Currently, there are three directorships designated as Class I, two directorships designated as Class II and three directorships designated as Class III. If the Merger Agreement is terminated, two Class II directors are to be elected at the Annual Meeting in 2001. If the Merger Agreement is terminated, the Class III and Class I directors will be elected at the Company's 2002 and 2003 Annual Meetings of Stockholders, respectively. Each of the Class II directors elected at the Annual Meeting will hold office until the 2004 Annual Meeting of Stockholders or until a successor has been duly elected and qualified.

  The names of the current members of the Board of Directors, their ages and certain information about them are set forth below:

          Name           Age                          Principal Occupation
          ----           ---                          --------------------
CLASS I DIRECTORS
Steven M. Markowitz.....  30 Partner of Stockton Funds, LLC
Mario M. Rosati.........  54 Partner, Wilson Sonsini Goodrich & Rosati, P.C.
Howard L. Morgan(2).....  55 President, Arca Group, Inc. and General Partner of Idealab! Corporation

CLASS II DIRECTORS
Lawrence E.
 Phillips(1)(2).........  34 Managing Director, Primedia Ventures
Nathaniel Goldhaber.....  53 Vice-Chairman of the Board

CLASS III DIRECTORS
Thomas Newkirk(2).......  55 Chairman, Experian Marketing Solutions
John Fullmer............  55 Company's Chief Executive Officer and Chairman of the Board
Mark Metcalfe(3)........  39 CEO and President of Angara

--------
(1)  Member of the Audit Committee
(2)  Member of the Compensation Committee
(3)  Member the Audit Committee since March 14, 2001

  There are no family relationships among any of the directors or executive officers of the Company.

  Lawrence E. Phillips has served as one of our directors since December 1998. In April 1998, Mr. Phillips formed and continues to serve as Managing Director of Primedia Ventures, a venture capital fund of Primedia, a media and publishing company. He directs investing activities in early-stage internet software, commerce and advertising companies. From February 1995 to April 1998, Mr. Phillips founded and managed an internet division for Primedia's Magazine Group, where he had general management responsibilities for the launch and operation of several web sites. Mr. Phillips holds an A.B. from Cornell University and an M.B.A. from Harvard Business School.

  Nathaniel Goldhaber was appointed to the board of directors on August 7, 2000. He served as President, Chairman of the Board and Chief Executive Officer of Cybergold, Inc., which Company acquired in August 2000. Before joining Cybergold in 1994, Mr. Goldhaber was self-employed as a venture capitalist. Prior to that Mr. Goldhaber was the Chief Executive Officer of Kaleida Labs, Inc., a multimedia joint venture between IBM and Apple Computer, and the Chief Executive Officer of Centram Systems West, a developer of local area networks. Mr. Goldhaber is a Member of the Executive Board of the University of California, Berkeley, College of Letters and Sciences. Mr. Goldhaber received a B.A. from Maharishi International University and an M.A. from the University of California, Berkeley.

  Steven M. Markowitz is a founder of MyPoints.com and has served as Company's Chief Executive Officer until November 2, 2000. However, he continued to serve as Chairman of the Board through December 31, 2000. From May 1995 to August 1996, Mr. Markowitz was a securities analyst with Fidelity Management & Research (Far East), a unit of Fidelity Investments. Mr. Markowitz is also the founder of a specialty catalog for the Japanese software market and has acted as an advisor to that company since 1992. Mr. Markowitz holds an A.B. from the University of California at Berkeley and an M.B.A. from the Haas School of Business, University of California at Berkeley.

  Mario M. Rosati has served as one of our directors since November 1996. Mr. Rosati has been with the Palo Alto, California law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, since 1971, first as an associate and then as a member since 1975. Mr. Rosati also serves as a director of Sanmina Corporation, Symyx Technologies, Inc., The Management Network Group, Inc., Ross Systems, Inc., Vivus, Inc., Genus, Inc. and Aehr Test Systems. Mr. Rosati holds a B.A. from the University of California, Los Angeles and a J.D. from the University of California at Berkeley, Boalt Hall School of Law.

  Howard L. Morgan has served as one of our directors since November 1996. Since 1989, Dr. Morgan has been President of the Arca Group, Inc., a consulting and investment management firm specializing in the areas of computer and communications technologies. Dr. Morgan has also served as a General Partner of Idealab! Corporation, an incubator of internet and e-commerce companies, since January 1999. In addition, Dr. Morgan served as Chief Executive Officer of Franklin Electronic Publishers, Inc. in early 1998. Dr. Morgan was Professor of Decision Sciences at the Wharton School of Business of the University of Pennsylvania from 1972 through 1986. Dr. Morgan serves as director for a number of public companies, including Cylink Corp., Franklin Electronic Publishers, Inc., Infonautics Corporation, Segue Software, Inc. and Unitronix Corp. Dr. Morgan holds a B.S. from City College of New York and a Ph.D. from Cornell University.

  Thomas Newkirk has served as one of our directors since January 1999. Mr. Newkirk has served as the Chairman of Experian Marketing Solutions, a subsidiary of the information services company Experian, since 1998. Mr. Newkirk founded Direct Marketing Technology, a wholly-owned subsidiary of Experian, in 1981 and has served as one of its directors since 1990. Mr. Newkirk holds a B.S. from Massachusetts Institute of Technology.

  John Fullmer joined Company in February 2001 and has served as its Chief Executive Officer since then. He served in various executive positions for CUC International for eighteen years before becoming Chief Marketing Officer of Cendant when HFS, Inc. and CUC merged to create Cendant in 1997. In 1998, he founded eCOM partners, a venture capital firm and has been on the board of several private Internet marketing companies before joining MyPoints.com.

  Mark Metcalfe was appointed to the Board of Directors on March 14, 2001 to fill the vacancy left by Lester Wunderman's resignation. Mark has been the CEO of Angara, an e-commerce software company, since 1999. Between 1998 and 1999 he served as President for Cendant Membership Services. Prior to this, he was Senior Vice President of CUC (1996--1998) and Senior Vice President of CUC Youth Fundraising Division (1994--1996).

Board Meetings, Committees and Directors Compensation

  The Board of Directors has an Audit Committee and Compensation Committee. Each current Board member attended at least 75% of the meetings of the Board and the Committees on which he served, held during 2000 or the portion of the year that he was a director. It does not have a nominating committee or committee performing the functions of a nominating committee. From time to time, the Board has created various ad hoc committees for special purposes. No such committee is currently functioning.

  In 2000, the Audit Committee consisted of Lawrence Phillips and, until his resignation as a director on March 14, 2001, Lester Wunderman. Mr. Metcalfe then was appointed to fill the vacancy. The Audit Committee currently consists of Messrs. Phillips and Metcalfe. The Audit Committee has consisted and, if the Merger Agreement is terminated, is expected to consist entirely of independent directors (within the meaning of Rule 4200(a)(15) of the NASD listing standards) and operates under a written charter adopted by the Board of Directors. That charter, which is attached as Appendix 2, establishes the role and responsibilities of the Audit Committee. In general, the Audit Committee makes recommendations to the board of directors regarding the selection of independent auditors, reviews the scope of audit and other services by our independent auditors, reviews the accounting principles and auditing practices and procedures to be used for our financial statements and reviews the results of those audits.

  The Compensation Committee consists of Messrs. Morgan, Newkirk and Phillips. The Compensation Committee makes recommendations to the Board of Directors regarding our employee benefit plans and the compensation of officers. The Compensation Committee is also responsible for administering the Company's stock incentive plans.

Compensation Committee Interlocks and Insider Participation

  None of the members of our Compensation Committee was, at any time since our formation, an officer or employee of Company. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Director Compensation

  As of January 1, 2001 Company pays each of its directors $10,000 per year plus $2,500 for each regularly scheduled board meeting. For telephonic meetings required and approved by the chairman of the board, other than regularly scheduled board meetings, non-employee directors shall be paid $1,000 per meeting. Company also reimburses its directors for all Company associated travel. On January 3, 2001 we granted each of our non-employee directors an option to purchase 15,000 shares of our common stock at a per share exercise price equal to the closing price of the stock on NASDAQ on January 3, 2001. The options shall vest, at the rate of twenty-five percent per quarter, at the end of each of the Company's four fiscal quarters during 2001. Employee officers had the opportunity to participate in the Repricing Plan outlined in the section entitled Executive Officer Compensation. We do not provide additional compensation for committee participation or special assignments of the board of directors.

  From time to time, we have granted our outside directors options to purchase shares of our common stock under Company's stock incentive plans. In January 1997, we granted Mr. Morgan an option to purchase 133,333 shares at a per share exercise price of $0.05. In September 1997, we granted Mr. Rosati an option to purchase 113,333 shares at a per share exercise price of $0.10. In February 1998, we granted Mr. Rosati an option to purchase 20,000 shares at a per share exercise price of $0.10 and Mr. Wunderman, then in his capacity as a member of our board of advisors, an option to purchase 10,000 shares at a per share exercise price of $0.05. In January 1999, we granted Mr. Newkirk an option to purchase 25,000 shares, Mr. Phillips an option to purchase 25,000 shares and Mr. Wunderman an option to purchase 50,000 shares, all at a per share exercise price of $1.00. In December 1999, we granted Mssrs. Morgan, Newkirk, Phillips, Rosati and Wunderman each an option to purchase 7,500 shares at a per share purchase price of $38.25.

Executive Officer Compensation

  The following table sets forth the compensation paid by Company during 1999 and 2000 to our Chief Executive Officer and our next five most highly compensated executive officers who received compensation of more than $100,000 during 2000.

                          SUMMARY COMPENSATION TABLE

                                                     Long Term
                                                    Compensation
                                                    ------------
                               Annual Compensation     Awards
                               -------------------- ------------
                                                     Securities
   Name and Principal                                Underlying      All Other
       Positions          Year Salary($)  Bonus($)   Options(#)   Compensation($)
   ------------------     ---- ---------- --------- ------------  ---------------
John Fullmer............  2000        --        --        --               --
 Chief Executive Officer  1999        --        --        --               --
 and Chairman of the
 Board of Directors(1)
Layton Han..............  2000 156,666.61 70,408.33   340,000(6)           --
 President and Chief      1999  87,500.06       --    140,000(6)           --
 Operating Officer
John Steuart............  2000 184,468.75       --    255,996(6)           --
 Chief Financial
 Officer(2)               1999 106,000.00       --    111,997              --
Craig Stevens...........  2000  70,265.18       --    100,000(6)           --
 Senior Vice President    1999        --          0       --               --
 and General Counsel(3)
Steve Markowitz.........  2000 199,999.92    70,000   729,500              --
 Former Chief Executive   1999 140,000.00       --    650,000              --
 Officer and Chairman of
 the Board of
 Directors(4)
Robert C. Hoyler........  2000 142,878.71    70,000    64,500       300,964.54(7)
 Former President and     1999 150,440.00       --    465,000
 Chief Operating
 Officer(5)

--------
(1) John Fullmer joined the Company as CEO on February 12, 2001; hence the compensation table does not show any compensation for 2000 and 1999. However, see "Certain Relationships and Related Transactions--Employment Agreements" for a discussion of his employment contract.
(2) John Steuart's annual compensation includes all benefits received during the year whether received from Company or from Cybergold, Inc., which Company acquired in 2000.
(3) Craig Stevens joined the Company on August 13, 2000 at an annual salary of $175,000.
(4) Steve Markowitz resigned as Chief Executive Officer effective November 2, 2000 and as Non-executive Chairman of the Board on December 31, 2000. These numbers do not reflect the severance package negotiated with Mr. Markowitz.
(5) Robert Hoyler resigned on August 23, 2000, as President, COO and member of the Board.

(6) After December 31, 2000, as part of an option repricing program generally available to active employees of Company, Messrs. Han, Steuart and Stevens accepted Company's offer to modify outstanding stock options with an exercise price of at least $3 per share. As a result, (i) the exercise price for their outstanding options which had an exercise price ranging from $3 to $19.99 per share was reduced to $1 per share and (ii) the number of shares subject to their outstanding options with an exercise price of at least $20 per share was reduced by 50% and the exercise price for the lower number of shares was reduced to $1. However, since they did not hold options with an exercise price of more than $20 per share, the number of securities underlying options shown in this table for Messrs. Han, Steuart and Stevens was not reduced. The repricing program did not affect the expiration dates or vesting schedules of the outstanding options; however, generally, until July 4, 2001, options, whether or not vested, cannot be exercised. The effect of the repricing is outlined below.
(7) This primarily represents severance for Mr. Hoyler and the comprehensive expense associated with his exercise of non-statutory stock options.

Option Grants in Last Fiscal Year

  The following table sets forth information relating to stock options granted during 2000 to our Chief Executive Officer and our next five most highly compensated executive officers who received salary compensation of more than $100,000. In accordance with the rules of the Securities and Exchange Commission, also shown below is the potential realizable value over the term of the option (the period from the grant date to the expiration date) based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These amounts are mandated by the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock.

                                                                          Potential Realizable
                                                                            Value at Assumed
                                                                          Annual Rates of Stock
                                                                           Price Appreciation
                                        Individual Grants                    for Option Term
                         ------------------------------------------------ ---------------------
                         Number of
                         Securities  Percent of
                         Underlying Total Options
                          Options    Granted in     Exercise   Expiration
          Name           Granted(#)  Fiscal 2000  Price($/sh.)    Date      5%($)     10%($)
          ----           ---------- ------------- ------------ ---------- --------- -----------
John Fullmer(1).........        --       --             --            --        --          --
Layton S. Han(2)........  15,000.00      0.3%        $16.75     4/24/2010 $     --  $       --
                          15,000.00      0.3%        $17.88     7/24/2010 $     --  $       --
                         100,000.00      1.9%        $ 7.75     9/18/2010 $     --  $       --
                         200,000.00      3.7%        $2.375    11/14/2010 $     --  $133,718.00
                           5,000.00      0.1%        $ 1.50    11/30/2010 $2,134.00 $  7,783.00
                           5,000.00      0.1%        $ 1.31    12/29/2010 $3,122.00 $  8,850.00
Robert C. Hoyler........  37,500.00      0.7%        $11.50     5/26/2010 $     --  $       --
                          27,000.00      0.5%        $17.88     7/24/2010 $     --  $       --
Craig S. Stevens(2)..... 100,000.00      1.9%        $ 7.75     9/18/2010 $     --  $       --
Steve Markowitz(3)...... 165,000.00      3.1%        $68.69      1/4/2010 $     --  $       --
                          37,500.00      0.7%        $11.50      5/2/2010 $     --  $       --
                          27,000.00      0.5%        $17.88     7/21/2010 $     --  $       --
                         500,000.00      9.4%        $ 7.75     9/18/2010 $     --  $       --
John D. Steuart(2)......  45,996.00      0.9%        $13.50      8/7/2010 $     --  $       --
                         210,000.00      3.9%        $ 7.75     9/18/2010 $     --  $       --

--------
(1) When he joined the Company on February 12, 2001, Mr. Fullmer was granted options for 2,350,000 shares at an exercise price of $1.25. Those options expire on February 22, 2011 and, on the assumptions used in the table, have potential realizable values of $1,634,702.00 and $4,383,535.00, respectively.
(2) This information does not reflect the option repricing program described in footnote 6 to the Summary Compensation Table. See the Pro-Forma Re-Price of Individual Grants Table.
(3) This information does not reflect Mr. Markowitz' severance arrangements made on February 14, 2001.

                                   Pro Forma
                       Re-price of Individual Grants (1)

                                                                             Potential Realizable
                         Number of                                          Value at Assumed Annual
                         Securities                                          Rates of Stock Price
                         Underlying     Percent of                          Appreciation for Option
                          Options      Total Options                               Term (2)
                          Granted       Granted in    Exercise   Expiration -----------------------
Name                        (2)         Fiscal 2000  Price($/sh)    Date       5%($)      10%($)
----                     ----------    ------------- ----------- ---------- ----------- -----------
Layton S. Han...........  15,000.00         0.3%       $ 1.00    4/24/2010  $ 13,067.00 $ 28,299.00
                          15,000.00         0.3%       $ 1.00    7/31/2010  $ 13,412.00 $ 29,343.00
                         100,000.00         1.9%       $ 1.00    9/18/2010  $ 90,802.00 $199,880.00
                          90,000.00(4)      --         $ 1.00    4/12/2009  $ 70,123.00 $145,429.00
Robert C. Hoyler (3)....  37,500.00         0.7%       $11.50    5/26/2010  $       --  $       --
                          27,000.00         0.5%       $17.88    7/24/2010  $       --  $       --
Craig S. Stevens........ 100,000.00         1.9%       $ 1.00    9/15/2010  $ 90,802.00 $199,880.00
John D. Steuart.........  47,998.00(5)      --         $ 1.00     8/7/2010  $ 43,075.00 $ 94,384.00
                          48,000.00(5)      --         $ 1.00     8/7/2010  $ 43,077.00 $ 94,388.00
                          15,999.00(5)      --         $ 1.00     8/7/2010  $ 14,279.00 $ 90,448.00
                          45,996.00         0.9%       $ 1.00     8/7/2010  $ 41,279.00 $ 90,448.00
                         210,000.00         3.9%       $ 1.00    9/18/2010  $190,683.00 $419,748.00
Steve Markowitz.........  69,115.00(6)      1.3%       $ 1.00    4/12/2009  $ 53,850.00 $111,682.00
                         161,875.00(6)      3.0%       $ 1.00    12/8/2009  $135,484.00 $288,872.00
                         140,938.00         2.6%       $ 1.00     1/4/2010  $118,874.00 $254,220.00
                          28,906.00         0.6%       $ 1.00    5/26/2010  $ 28,164.00 $ 61,217.00
                          20,250.00         0.4%       $ 1.00    7/24/2010  $ 19,615.00 $ 42,916.00
                         388,916.00         7.2%       $ 1.00    9/18/2010  $348,771.00 $767,745.00

--------
(1) The calculation of the potential realizable value of the options is based upon the closing price of Company's stock on December 31, 2000 which was $1.1875.
(2)  The option term was calculated up to the month of expiration.
(3) Robert Hoyler left the Company on August 23, 2000 and hence was not eligible for the repricing.
(4)  Granted in 1999.
(5)  Granted in 1999 by Cybergold and converted to Company @ 48%.
(6) These numbers reflect a repricing of options not based on the repricing program but on a special severance agreement with Mr. Markowitz concluded on February 14, 2001. Under that agreement he reduced the severance payments otherwise due him by approximately $405,000 to reduce the price of options for 810,000 shares to $1.00 per share.

  In 2000, we granted options to purchase an aggregate of 5,333,764 shares of common stock to our employees, directors and consultants. Generally, we grant options at an exercise price equal to the fair market value of the underlying common stock on the date of grant, as determined by our Board of Directors and Compensation Committee, and the options vest over four years from the date of grant. Because we are a publicly-held company, the fair market value of our stock equals its trading market price.

Aggregate Year-End Option Values

  The following table sets forth information for our Chief Executive Officer and the next five most highly compensated executive officers who received salary compensation of more than $100,000 in 2000, relating to the number and value of securities underlying exercisable and unexercisable options held at December 31, 2000.

                               Number of Securities      Value of Unexercised
                              Underlying Unexercised         In-The-Money
                                    Options at                Options at
                               December 31, 2000(#)     December 31, 2000($)(1)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Steven Markowitz(2).........  1,180,272     174,228    $42,226.00   $23,398.00
Layton Han..................    109,739     365,261    $ 5,898.00   $ 2,539.00
John Steuart................    123,496     244,497           --           --
Craig Stevens...............        --      100,000           --           --
Robert Hoyler...............        --          --            --           --

--------
(1) The value and the number of "in-the-money" options was calculated based upon the price of Company's stock on December 31, 2000 amounting to $ 1.1875.
(2) Per Mr. Markowitz's employment agreement, those options which he held and would have vested during the eighteen months following December 31, 2000 became fully vested on that date.

  After giving effect to the option repricing program described in footnote 6 to the Summary Compensation Table, the data for Messrs. Han, Steuart and Stevens is shown in the following table:

              PRO FORMA AGGREGATE YEAR-END OPTION VALUES RE-PRICE

                                Pro Forma Number of       Pro Forma Value of
                               Securities Underlying   Unexercised In-The-Money
                              Unexercised Options at          Options at
                               December 31, 2000(#)      December 31, 2000($)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Steven Markowitz(1).........  1,180,272     174,228    $221,301.00  $32,667.00
Layton Han..................    109,426     365,261    $ 20,517.00  $68,486.00
John Steuart................    123,496     244,497    $ 23,155.00  $45,843.00
Craig Stevens...............        --      100,000            --   $18,750.00

--------
(1) The above number presents re-pricing of 810,000 options per his separation agreement dated February 14, 2001.

  The values of unexercised in-the-money options at December 31, 2000 in both the actual and pro forma Aggregate Year-End Option Tables above are based on a value of $1.1875 per share, the last reported sale price of our common stock on the Nasdaq National Market on December 31, 2000, less the per share exercise price, multiplied by the number of shares issuable upon exercise of the option. All options were granted under Company's stock incentive plan.

Report of the Audit Committee

  The Company has had an Audit Committee composed entirely of non-management directors. In 2000, the Audit Committee met four times. The members of the Audit Committee meet the independence and experience requirements of Nasdaq. The Audit Committee has adopted a charter outlining the role and responsibilities of the Audit Committee. A copy of the charter is attached as Appendix A to this proxy statement.

  During the year 2000, the Committee met with the senior members of the Company's financial management team, the Company's general counsel and our independent auditors. The Committee's agenda is established by the Committee's chairman. The Committee had private sessions with the Company's independent auditors, at which discussions of financial management, accounting and internal control issues took place.

  The Audit Committee recommended to the Board of Directors the engagement of PriceWaterhouseCoopers LLP as our independent auditors. It also reviewed with the Company's financial managers and the independent auditors, overall audit scopes and plans, the results of internal and external audit examinations, evaluations by the auditors of the Company's internal controls and the quality of the Company's financial reporting.

  Management has reviewed with the Audit Committee the audited financial statements in Company's annual report on Form 10-K for the year 2000 which was filed with the SEC including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management's accounting judgments, members of the Audit Committee asked for management's representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles, and have expressed to both management and auditors their general preference for conservative policies when a range of accounting options is available.

  The Audit Committee also discussed with the independent auditors other matters required to be discussed by the auditors with the Audit Committee under Statement on Auditing Standards No. 61 (communication with audit committees). The Committee received and discussed with the auditors their annual written report on their independence from the Company and its management, which is made under Independence Standards Board Standard No. 1 (independence discussions with audit committees), and also concluded that the provision of non-audit services provided by them to Company during 2000 was compatible with the auditors' independence.

  In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Committee does not complete its reviews prior to Company's public announcements of financial results and, necessarily, in its oversight role, the Committee relies on the work and assurances of Company's management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of Company's annual financial statements to generally accepted accounting principles.

  In reliance on these reviews and discussions, and the report of the independent auditors, the Audit Committee has recommended to the Board of Directors, and the Board has approved, that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission.

  THE FOREGOING AUDIT COMMITTEE REPORT SHALL NOT BE "SOLICITING MATERIAL" OR TO BE "FILED" WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY FUTURE FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT COMPANY SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

                                          The Audit Committee

                                          Lawrence E. Phillips, Chairman
                                          Mark Metcalfe

Compensation Committee Report on Executive Compensation

  The Compensation Committee of the Board of Directors, comprising three directors, none of whom are employees of the Company, is responsible for the administration of the Company's compensation programs. These programs include base salary for executive officers and both annual and long-term incentive compensation programs. The Company's compensation programs are designed to provide a competitive level of total compensation and include incentive and equity ownership opportunities linked to the Company's performance and stockholder return.

  Compensation Philosophy. The Company's overall executive compensation philosophy is based on a series of guiding principles derived from the Company's values, business strategy, and management requirements. These principles are summarized as follows:

  -- Provide competitive levels of total compensation which will enable the Company to attract and retain the best possible executive talent;

  -- Motivate executives to achieve optimum performance for the Company;

  -- Align the financial interest of executives and stockholders through equity-based plans;

  -- Provide a total compensation program that recognizes individual contributions as well as overall business results.

  Compensation Program. The Committee is responsible for reviewing and recommending to the Board the compensation and benefits of all officers of the Company and establishes and reviews general policies relating to compensation and benefits of employees of the Company. The Committee is also responsible for the administration of the Company's stock plans. There are two major components to the Company's executive compensation: base salary and potential cash bonus, as well as potential long-term compensation in the form of stock options. The Committee considers the total current and potential long-term compensation of each executive officer in establishing each element of compensation.

  1. Base Salary. In setting compensation levels for executive officers, the Committee reviews competitive information relating to compensation levels for comparable positions at consulting firms, telecommunications companies and other high technology companies. In addition, the Committee may, from time to time, hire compensation and benefit consultants to assist in developing and reviewing overall salary strategies. An executive officer's base compensation may vary based on time in position, individual performance, salary relative to internal and external equity and critical nature of the position relative to the success of the Company.

  2. Long-Term Incentives. The Company's stock plans provide for the issuance of stock options to officers and employees of the Company to purchase shares of the Company's Common Stock generally at an exercise price equal to the fair market value of such stock on the date of grant. Stock options are granted to the Company's executive officers and other employees both as a reward for past individual and corporate performance and as an incentive for future performance. The Committee believes that stock-based performance compensation arrangements are essential in aligning the interests of management and the stockholders.

  3. Benefits. The Company provides benefits to the named executive officers that are generally available to all employees of the Company. The amount of executive level benefits and perquisites, as determined in accordance with the rules of the Securities and Exchange Commission relating to executive compensation, did not exceed the lesser of $50,000 or 10% of total salary and bonus for the calendar year 2000 for any executive officer.

  4. Repricing Program. Effective January 3, 2001, Company offered to modify all outstanding stock options held by active employees (including officers) with an exercise price of at least $3 per share. Under that offer, which had to be accepted on an all-or-nothing basis, (i) the exercise price for those outstanding options which had an exercise price ranging from $3 to $19.99 per share was reduced to $1 per share and (ii) the number of shares subject to those outstanding options with an exercise price of at least $20 per share was reduced by 50% and the exercise price for the lower number of shares was reduced to $1. The repricing program did not affect the expiration dates or vesting schedules of the outstanding options; however, generally, until July 4, 2001, options, whether or not then vested, cannot be exercised. That offer was accepted by substantially all eligible holders.

  The Compensation Committee approved the option repricing program because the Committee is philosophically committed to the concept of employees, including executive officers, as owners. In light of the recent stock market volatility, especially for Internet stocks, the Compensation Committee felt it appropriate to offer the option repricing program.

Compensation for the Chief Executive Officer

  In determining Mr. Fullmer's salary for fiscal year 2001, the Compensation Committee considered competitive compensation data for publicly-held internet advertising companies and consumer-oriented e-commerce companies. The Compensation Committee also took into account Mr. Fullmer's experience and knowledge.

Section 162(m) of the Internal Revenue Code Limitations on Executive
Compensation

  Compensation payments in excess of $1 million to the Chief Executive Officer and the other four most highly compensated executive officers are subject to a limitation on deductibility for Company under Section 162(m) of the Code. Certain "performance-based compensation" is not subject to the limitation on deductibility. The Compensation Committee believes that no such excess compensation was paid in 2000.

  It is the opinion of the Compensation Committee that the aforementioned compensation policies and structures provide the necessary discipline to properly align the Company's corporate economic performance and the interest of the Company's stockholders with progressive, balanced and competitive executive total compensation practices in an equitable manner.

  THE FOREGOING COMPENSATION COMMITTEE REPORT SHALL NOT BE "SOLICITING MATERIAL" OR TO BE "FILED" WITH THE SEC, NOR SHALL SUCH INFORMATION BE INCORPORATED BY REFERENCE INTO ANY FUTURE FILING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE EXCHANGE ACT, EXCEPT TO THE EXTENT COMPANY SPECIFICALLY INCORPORATES IT BY REFERENCE INTO SUCH FILING.

                                        The Compensation Committee

                                        Howard L. Morgan
                                        Thomas Newkirk
                                        Lawrence E. Phillips

Stock Performance Information

  The following compares the cumulative total stockholder return on the Company's Common Stock with the cumulative total return of the Nasdaq National Market, U.S. index ("Nasdaq U.S. Index") for the period beginning on August 23, 1999, the date of the Company's initial public offering, and ending on December 31, 2000. This assumes investment of $100 on the date of the Company's initial public offering.

                                                  NASDAQ U.S. Index MyPoints.com
                                                  ----------------- ------------
8/23/99..........................................      100.00          100.00
12/31/2000.......................................       93.3            11.91

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth the beneficial ownership of the Company's Common Stock as of May 31, 2001, by (i) each person or entity who is known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the executive officers named in the Summary Compensation Table, and (iv) all directors and executive officers of the Company as a group. Except as otherwise noted, the stockholders named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to applicable community property laws.

  Unless otherwise indicated, the address for each beneficial owner set forth below is c/o MyPoints.com, Inc., 100 California Street, 12th floor, San Francisco, California 94111.

                                                                  Shares
                                                               Beneficially
                                                                   Owned
                                                             -----------------
                                                               Total
Beneficial Owner                                              Number   Percent
----------------                                             --------- -------
5% STOCKHOLDERS:
Experian Capital Corp. ..................................... 3,674,356   9.02%
  505 City Parkway West, 10th floor
  Orange, CA 92868
EXECUTIVE OFFICERS AND DIRECTORS:
Steven M. Markowitz(1)......................................   746,012   1.83%
Nat Goldhaber............................................... 2,316,367       %
Robert C. Hoyler............................................   375,887   0.92%
Mario Rosati................................................    16,262   0.04%
Howard L. Morgan............................................   295,699   0.73%
Lawrence E. Phillips........................................    10,000   0.02%
Thomas Newkirk..............................................     9,890   0.02%
John Fullmer................................................       --       0%
Lester Wunderman............................................    63,326   0.16%
Mark Metcalfe...............................................       --       0%
Layton Han..................................................   207,972   0.51%
Craig Stevens...............................................    10,266   0.02%
John Steuart................................................    87,114   0.21%
All directors and executive Officers as a group (11
 persons)................................................... 4,282,812  10.51%

--------
(1) Includes 696,012 shares managed by Crystal Asset Management, LLC. Mr. Markowitz disclaims beneficial ownership of such shares.

  Number of options exercisable within 60 days of May 31, 2001:

                                                                  Shares
                                                               Beneficially
                                                                   Owned
                                                             -----------------
                                                               Total
                      Beneficial Owner                        Number   Percent
                      ----------------                       --------- -------
Steven M. Markowitz......................................... 1,182,959  2.90%
Nat Goldhaber...............................................     7,500  0.02%
Robert C. Hoyler............................................       --    --
Mario Rosati................................................    11,250  0.03%
Howard L. Morgan............................................    15,000  0.04%
Lawrence E. Phillips........................................    30,625  0.08%
Thomas Newkirk..............................................    20,735  0.05%
John Fullmer................................................   412,499  1.01%
Mark Metcalfe...............................................    46,875  0.12%
Layton Han..................................................   241,458  0.59%
Craig Stevens...............................................    33,333  0.08%
John Steuart................................................   154,160  0.38%
All directors and executive Officers as a group (11
 persons)................................................... 2,156,394  5.30%

--------
* For the purpose of calculating the percentage of ownership, the number of shares outstanding is 40,744,700.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

  Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, officers and beneficial owners of more than 10% of the Company's Common Stock to file reports of ownership and reports of changes in the ownership with the Securities and Exchange Commission (the "SEC"). Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

  Since the Company's officers and directors during 2000 did not submit copies to Company of forms required to be filed under Section 16(a) of the Exchange Act, Company is not able to determine whether those officers' and directors' filing obligations with the SEC have been met.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Legal Services

  Mr. Rosati, one of our directors, is also a member of Wilson Sonsini Goodrich & Rosati, Professional Corporation, which provided legal services for Company.

Indemnification Agreements

  We have entered into indemnification agreements with each of our directors and executive officers.

Employment Agreements

  During the period from February, 2001 through May 31, 2001, John Fullmer served as Chief Executive Officer under an employment agreement that provided for an annual salary of $250,000 as well as a target performance bonus up to 100% of his annual salary and a performance bonus of up to 150% of his annual salary in the event the target is exceeded. In addition Company granted John Fullmer non-statutory stock options to purchase 2,350,000 shares of our common at an exercise price of $1.25 per share which will vest over a period of four years and promised to reimburse him for between $100,000 and $200,000 for relocation expenses depending on whether John Fullmer relocates to San Francisco, CA. Under that agreement, if the Company were to be acquired and John Fullmer's employment were terminated within 12 months after such acquisition, then all options that had not been terminated in accordance with the respective stock option agreement that would become vested within 18 months of the closing date of such acquisition shall become fully vested as of the date of the termination of Employee's employment. If Company or John Fullmer terminated that employment agreement, John Fullmer's stock options vesting schedule would accelerate for a period of 18 months and he would be entitled to continue receiving his base salary for twelve months after termination.

  Commencing on June 1, 2001, each of Messrs. Fullmer, Han and Steuart continued to serve in their respective capacities pursuant to an Employment Agreement, dated June 1, 2001, between the Company and such officer. The terms of these Employment Agreements are summarized in Item 3 of the Company's
Schedule 14D-9 of even date, are filed as Exhibits (e)(10) through (e)(12) to that Schedule 14D-9 and are incorporated herein by reference.

Policy Regarding Transactions with Affiliates

  All future transactions with affiliates, including any loans we make to our officers, directors, principal stockholders or other affiliates, will be approved by a majority of our board of directors, including a majority of the independent and disinterested members or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                                                                     APPENDIX 1

                                 UNV DESIGNEES

   UNV has informed the Company that the name, age as of June 1, 2001, position with UNV or an affiliate, and five-year employment history of each of the designees are set forth below. Unless otherwise indicated, the business address of each such person is c/o UAL Corporation at 1200 East Algonquin Road, Elk Grove Township, Illinois 60007 and each such person is a citizen of the United States.

 Directors and
 Executive Officers       Present Principal and Five-Year Employment History
 ------------------       --------------------------------------------------
 Rono J. Dutta....... Director and President. Rono J. Dutta, 49, has been
                      President of UAL and United since July 1999. Prior to his
                      current position, Mr. Dutta served as a Senior Vice
                      President-Planning of United from 1994-1999. Mr. Dutta
                      also serves as the Trustee of The Marisco Investment
                      Fund. Mr. Dutta has served as a director of UAL since
                      1999.

 James E. Goodwin.... Director, Chairman and Chief Executive Officer. James E.
                      Goodwin, 56, has been Chairman and Chief Executive
                      Officer of UAL and United since July 1999. Prior to his
                      current position, Mr. Goodwin served as President and
                      Chief Operating Officer of UAL and United from September
                      1998 and from April 1995 until September 1998 he served
                      as Senior Vice President--North America of United. Mr.
                      Goodwin has served as a director of UAL since 1998.

 Francesca M. Maher.. Senior Vice President, General Counsel and Secretary of
                      UAL and United. Francesca M. Maher, 43, has been Senior
                      Vice President, General Counsel and Secretary of UAL and
                      United since October 1998. Prior to her current position, Ms. Maher served as Vice President, General Counsel, and
                      Secretary of UAL and United from 1997 until 1998 and prior to that position she served as Vice President--Law and Corporate Secretary of UAL and Vice President--Law,
                      Deputy General Counsel and Corporate Secretary of United.

 Andrew P. Studdert.. Executive Vice President and Chief Operating Officer of
                      UAL and United. Andrew P. Studdert, 44, has been
                      Executive Vice President and Chief Operating Officer of
                      UAL and of United since July 1999. Prior to his current position, Mr. Studdert served as President and Chief
                      Operating Officer of UAL and United from 1998 until 1999,
                      Senior Vice President--Fleet Operations of United from
                      1997 until 1998 and Senior Vice President--North America of United from 1995 until 1998.

 Douglas A. Hacker... Executive Vice President and Chief Financial Officer of
                      UAL and Executive Vice President--Finance & Planning and
                      Chief Financial Officer of United. Douglas A. Hacker, 45, has been Executive Vice President and Chief Financial
                      Officer of UAL and Executive Vice President--Finance &
                      Planning and Chief Financial Officer of United since July
                      1999. Prior to his current position, Mr. Hacker served as Senior Vice President and Chief Financial Officer for UAL and United.

 William P. Hobgood.. Senior Vice President--People of United and Senior Vice
                      President of UAL. William P. Hobgood, 62, has been Senior
                      Vice President--People of United since March 1997 and
                      Senior Vice President of UAL since September 1999. Prior to his current position, Mr. Hobgood was in private practice as an attorney specializing in mediation and arbitration, including labor-management issues.

 Frederic F. Brace... Senior Vice President Finance & Treasurer of United.
                      Frederic F. Brace, 43, has been Senior Vice President--
                      Finance & Treasurer of United since July 1999. Prior to his current position, Mr. Brace served as Vice
                      President--Finance from February 1998 to July 1999. Prior to that he served as Vice President--Financial Analysis and Controller from March 1995 to February 1998.


                                    APP1-1

 Directors and
 Executive Officers         Present Principal and Five-Year Employment History
 ------------------         --------------------------------------------------
 Richard J. Poulton....... Chief Financial Officer and Treasurer of UNV and
                           Purchaser. Richard J. Poulton, 36, has been Chief
                           Financial Officer and Treasurer of UNV and Purchaser
                           since August 2000. Prior to his current position,
                           Mr. Poulton served as Vice President, Finance and
                           Controller of OurHouse, Inc., an internet company,
                           from August 1999 to August 2000. He also served as
                           Director, Financial Planning of United from August
                           1998 to August 1999 and as Director, Financial
                           Accounting from 1996 to August 1998.

 Christine S. Grawemeyer.. Assistant Secretary of Purchaser. Christine S.
                           Grawemeyer, 35, has been Senior Counsel of United since February 2000 and Assistant Secretary of
                           Purchaser since May 2001. Prior to February 2000,
                           Ms. Grawemeyer was General Attorney of United since
                           June 1994.

                                     APP1-2

                                                                     APPENDIX 2

                            AUDIT COMMITTEE CHARTER

  The Audit Committee ("Committee") shall consist of at least the minimum number of directors required by applicable laws. As determined by the Board of Directors in accordance with applicable requirements, all members of the Committee shall be independent directors having no relationship that may interfere with the exercise of their objective judgment in discharging the responsibilities set forth below. As also determined by the Board of Directors, all members of the Committee shall have sufficient financial experience and ability to enable them to discharge such responsibilities, and at least one member shall have accounting or related financial management expertise.

  The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to the financial reporting and internal financial controls of the Company (which term shall include without limitation its subsidiaries) In that connection, the Committee shall have the following responsibilities:

    1. To recommend to the Board of Directors the independent auditor to examine the Company's accounts, controls and financial statements. The independent auditor is ultimately accountable to the Board of Directors and to the Committee, and the Board of Directors and the Committee have the ultimate authority and responsibility to select, evaluate and, if necessary, replace the independent auditor.

    2. To review and approve the scope of the examination to be conducted by the independent auditor. In addition, the Committee shall at least annually obtain from the independent auditor a formal written statement delineating all relationships between the independent auditor and the Company, and shall at least annually discuss with the independent auditor any relationship or services which may impact the independent auditor's objectivity or independence, and shall take or recommend that the Board take appropriate actions to ensure such independence.

    3. To review and approve the Company's audit staff functions, including:
  (i) purpose, authority and organizational reporting lines; (ii) annual audit plan, budget and staffing; and (iii) concurrence in the appointment, removal and compensation of the chief accounting officer of the Company.

    4. To review results of the examinations of the financial statements of the Company by the independent auditors, their evaluation of the Company's internal system of audit and financial controls, and their annual report on the Company's financial statements.

    5. To review, with the Company's chief financial officer, chief accounting officer or such others as the Committee deems appropriate, the Company's internal system of audit and financial controls and the results of internal audits.

    6. To review the Company's financial reporting, the accounting standards and principles to be followed by the Company and significant changes in such standards or principles or in their application.

    7. To review and investigate any matters pertaining to the integrity of management, including conflicts of interest, or adherence to standards of business conduct as required in the policies of the Company. In connection therewith, the Committee will meet, as it deems appropriate, with the Company's counsel and other Company officers or employees and shall have the power to retain independent counsel, accountants and others to assist in the Committee's investigation.

  In discharging its responsibilities, the Committee will periodically meet with the Company's auditors without the presence of any Company officer or employee.

                                    APP2-1

Annex B

                                 May 31, 2001

Board of Directors
MyPoints.com, Inc.
100 California Street, 12th Floor
San Francisco, CA 94111

Members of the Board:

  We understand that MyPoints.com, Inc. ("MyPoints.com" or the "Company"), United NewVentures, Inc. ("UNV"), a wholly owned subsidiary of UAL Corporation ("UAL") that was created to focus the Internet initiatives and investments of United Air Lines, Inc. into one entity, and UNV Acquisition Corp., a wholly owned subsidiary of UNV, ("Merger Sub") are proposing to enter into an Agreement and Plan of Merger (the "Agreement") which will provide, among other things, for the merger (the "Merger") of Merger Sub with and into MyPoints.com. Upon consummation of the Merger, MyPoints.com will become a wholly owned subsidiary of UNV. Under the terms, and subject to the conditions, set forth in the Agreement, (i) UNV and the Merger Sub would commence a tender offer (the "Tender Offer") for all outstanding shares of common stock of MyPoints.com for $2.60 per share, net to the seller in cash (the "Consideration"), and (ii) in the Merger each share of common stock not acquired in the Tender Offer, other than any shares of common stock held in treasury or owned by any subsidiary of the Company or by UNV or the Merger Sub, all of which shall be cancelled, or as to which appraisal rights have been perfected ("Dissenting Shares"), would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the "Transaction". The terms and conditions of the Tender Offer and the Merger are set out more fully in the Agreement.

  You have asked us whether, in our opinion, the Consideration is fair from a financial point of view and as of the date hereof to the "Holders of MyPoints.com common stock". The "Holders of MyPoints.com common stock" shall be defined as all holders of MyPoints.com common stock other than UNV, Merger Sub, any affiliates of UNV or Merger Sub or any holders of Dissenting Shares.

For purposes of this opinion we have, among other things:

    (i) reviewed certain publicly available financial statements and other business and financial information of each of MyPoints.com and UAL;

    (ii) reviewed certain internal financial statements and other financial and operating data, including certain financial forecasts and other forward-looking information concerning MyPoints.com prepared by the management of MyPoints.com;

    (iii) held discussions with the management of MyPoints.com concerning the business, past and current operations, financial condition and future prospects of MyPoints.com including discussions with the management of MyPoints.com concerning their views regarding the strategic rationale for the Transaction;

    (iv) reviewed the draft of the Agreement dated May 31, 2001, including the financial terms and conditions set forth therein;

    (v) reviewed the stock price and trading history of MyPoints.com;

    (vi) compared the financial performance of MyPoints.com and the prices and trading activity of MyPoints.com common stock with that of certain other publicly traded companies comparable to MyPoints.com;

    (vii) compared the financial terms of the Transaction with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

    (viii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

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

  In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by management of MyPoints.com) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurance of management of MyPoints.com that they are not aware of any facts that would make such information inaccurate or misleading. We have also relied upon the representation of UNV and the Merger Sub in the Agreement to the effect that it has adequate funds to consummate the Transaction. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of MyPoints.com or UNV, nor were we furnished with any such evaluation or appraisal. With respect to the financial forecasts and projections (and the assumptions and bases therefor) for MyPoints.com that we have reviewed, upon the advice of the management of MyPoints.com, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of MyPoints.com, and we have further assumed that such projections and forecasts will be realized in the amounts and in the time periods currently estimated. We have assumed that the Transaction will be consummated upon the terms set forth in the Agreement without material alteration thereof, including, among other things, that the Transaction will be accounted for as a "purchase method" business combination in accordance with U.S. generally accepted accounting principles ("GAAP"). In addition, we have assumed that the historical financial statements of MyPoints.com reviewed by us have been prepared and fairly presented in accordance with GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

  This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, of the Consideration to the Holders of MyPoints.com common stock. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Transaction, or to (ii) any tax or other consequences that might result from the Transaction. Except as set forth in the final sentence of this letter, our opinion does not address the relative merits of the Transaction and the other business strategies that MyPoints.com' Board of Directors has considered or may be considering, nor does it address the decision of MyPoints.com' Board of Directors to proceed with the Transaction. Neither does our opinion address any legal or accounting matters, as to which we understand that MyPoints.com obtained such advice as it deemed necessary from qualified professionals.

  In connection with the preparation of our opinion, we were not authorized to solicit, and did not solicit, third-parties regarding alternatives to the Transaction.

  We are acting solely in the capacity of rendering an opinion in connection with the Transaction and will receive a fee contingent upon the delivery of this opinion. In addition, MyPoints.com has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We maintain a market in the shares of MyPoints.com common stock. In the ordinary course of business, we may trade in MyPoints.com securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in MyPoints.com securities.

  Our opinion expressed herein is provided for the information of the Board of Directors of MyPoints.com in connection with its evaluation of the Transaction. Our opinion is not intended to be and does not constitute a recommendation to any shareholder of MyPoints.com as to whether such shareholder should tender their shares of MyPoints.com common stock, or take any other action, with respect to the Transaction. This opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

  Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Consideration is fair to the Holders of MyPoints.com common stock from a financial point of view.

                                          Very truly yours,

                                          ROBERTSON STEPHENS, INC.

                                          _____________________________________

                                      B-3